UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. __________)*

                        SOUTHWESTERN LIFE HOLDINGS, INC.
                        --------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE

                          -----------------------------
                         (Title of Class of Securities)

                                    845606102

                       -----------------------------------
                                 (CUSIP Number)

                 Bernard  Rapoport,  510 North Valley  Mills  Drive,  SUITE 504,
                  WACO, TEXAS 76710 (254-776-9523)

                       -----------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  JUNE 13, 2000

                      -----------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1cf or 240.13d-1(g), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

(See Rule 13d-7.)

NOTE: Schedules filed in paper format shall include a signed original and five copies of this statement, including all exhibits, should be filed with the Commission. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE THE NOTES).

CUSIP No. 845606102


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CUSIP NO. 845606102                 SCHEDULE 13D              PAGE 2 OF 7 PAGES
--------------------------------------------------------------------------------




1.       Name of reporting person
         S.S. or I.R.S. identification no. of above person:

         Bernard Rapoport

2.       Check the appropriate box if a member of a group

         (a)
         (b)

3.       SEC use only

4.       Source of Funds: PF

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.       Citizenship or place of organization:  United States


Number of shares               7.       Sole voting power             1,825,000*
beneficially owned by each
reporting person with
                               8.       Shared voting power                   0
                               9.       Sole dispositive power        1,825,000*
                              10.      Shared dispositive power               0

11.      Aggregate amount beneficially owned by each reporting person:
                    1,825,000

12.      Check box if the aggregate amount in Row 11 excludes certain shares [ ]

13.      Percent of class represented by amount in Row 11                  20.1%

14.      Type of reporting person   IN

         * Includes 225,000 shares issuable upon the exercise of an option.

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                                                               PAGE 3 OF 7 PAGES

ITEM 1.  SECURITY AND ISSUER:

                  This statement relates to the common stock, $0.01 par value per share (the "Common Stock"), of Southwestern Life Holdings, Inc. (the "Issuer").

                  The address of the principal executive offices of the Issuer is 717 North Harwood Street, Dallas, Texas 75201.

ITEM 2.  IDENTITY AND BACKGROUND.

         NAME:                    Bernard Rapoport

         RESIDENCE OR             510 North Valley Mills Drive, Suite 504
         BUSINESS ADDRESS:        Waco, Texas 76710


         PRINCIPAL OCCUPATION:    Chairman and Chief Executive Officer
                                  Southwestern Life Holdings, Inc.,
                                  an insurance company
                                  717 North Harwood Street
                                  Dallas, Texas 75201

         CONVICTION IN
         CRIMINAL PROCEEDINGS:    During the last five years,  Bernard  Rapoport
                                  has not been convicted in a criminal proceed-ing (excluding traffic violations or similar misdemeanors).

         CIVIL PROCEEDINGS:       During the last five years,  Bernard  Rapoport
                                  has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         CITIZENSHIP:             Mr.Rapoport is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On June 13, 2000, the Issuer consummated its Plan of Reorganization under chapter 11 of the United States Bankruptcy Code (the "Plan"). In connection with the Plan, Mr. Rapoport entered into a Subscription Agreement, dated June 13, 2000, to purchase 1,600,000 shares of Common Stock. Mr. Rapoport purchased such shares in a private placement under Rule 506 of the Securities Act of 1933, as amended. Mr. Rapoport used $20,000,000 of his own personal funds to purchase the 1,600,000 shares of Common Stock.

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                                                               PAGE 4 OF 7 PAGES

         In connection with the Plan, Mr. Rapoport also entered into an Executive Stock and Employment Agreement (the "Employment Agreement") with the Issuer, dated June 13, 2000. Pursuant to the Employment Agreement, Mr. Rapoport received an option to purchase 225,000 shares of Common Stock at an exercise price of $12.50 per share. The option is immediately exercisable and expires on June 13, 2010.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The securities of the Issuer were acquired for investment purposes. The reporting person currently does not have any plans or proposals relating to or which would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  An  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

          (g)  Changes  in  the   Issuer's   charter,   bylaws  or   instruments
               corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)  Any action similar to any of those enumerated above.

         The reporting person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, and to dispose or cause to be disposed, of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of the general investment and trading policies of the reporting person, market conditions or other factors.

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                                                               PAGE 5 OF 7 PAGES

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a)  Aggregate number and percentage beneficially owned:


                                   1,825,000 *

                                      20.1%

         * Includes 225,000 shares issuable upon the exercise of an option.

          (b)  Number of shares as to which the reporting person has:

               (i) sole power to vote or to direct the vote           1,825,000*

              (ii) shared power to vote or to direct the vote                 0

             (iii) sole power to dispose or to direct the disposition 1,825,000*

              (iv) shared power to dispose or to direct the disposition.      0

       * Includes 225,000 shares issuable upon the exercise of an option.

          (c)  TRANSACTIONS   EFFECTED  DURING  THE  PAST  60  DAYS:  Except  as
               described in Item 3, there have been no transactions with respect to the Issuer's Common Stock during the past 60 days.

          (d) INTERESTS OF OTHER PERSONS: No other person has the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities reported herein.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described below and in Item 3, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Bernard Rapoport and any other person with respect to any securities of the Issuer.

     In connection with the Plan (as defined in Item 3), the Issuer entered into a Registration Agreement dated June 13, 2000, with Bernard Rapoport,
Inverness/Phoenix Partners, LP, Executive Capital Partners I, L.P., SLM Investment, L.P., Sharpe Taylor Investment, Ltd., JTS Family Limited Partnership #14, John T. Sharpe and Steve R. Johnson. Pursuant to the Registration Agreement, beginning six months from the date of the Registration Agreement, Mr. Rapoport can require the Issuer to register all or any portion of the Common Stock held by Mr. Rapoport in a public offering. Mr. Rapoport also has certain piggyback registration rights under the Registration Agreement.





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                                                               PAGE 6 OF 7 PAGES

ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1. Executive Stock and Employment Agreement, dated June 13, 2000, by and between Southwestern Life Holdings, Inc. and Bernard Rapoport.





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                                                               PAGE 7 OF 7 PAGES

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 20, 2000


                                           /S/ BERNARD RAPOPORT
                                           --------------------
                                               Bernard Rapoport